October 19, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. David Lin

Re:	Washington Trust Bancorp, Inc.

Registration Statement on Form S-3 (No. 333-220978)

Ladies and Gentlemen:

Washington Trust Bancorp, Inc. (the “Company”) hereby respectfully requests that the Registration Statement on Form S-3 (No. 333-220978) be declared effective at 10:30 a.m. on October 23, 2017, or as soon as possible thereafter.

The Company hereby acknowledges the following: (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (401) 348-1319 or Samantha Kirby, of Goodwin Procter LLP at (617) 570-8794.

Very truly yours,

WASHINGTON TRUST BANCORP, INC.

/s/ David V. Devault
David V. Devault
Vice Chair, Secretary and Chief Financial Officer

cc: Samantha Kirby, Goodwin Procter LLP

23 Broad Street Westerly, Rhode Island 02891